March 15, 2013

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed January 17, 2013 File No. 333-184319

Ladies and Gentlemen:

We are counsel to 808 Renewable Energy Corporation, a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 2 to the Registration Statement on Form S-1 filed January 17, 2013 (file No. 333-184319) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated February 7, 2013. Set forth below are each of the staff’s comments (in bold) to Amendment No. 2 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains the revisions made to Amendment No. 2 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 3 marked to show all changes is attached hereto for your convenience.

Risk Factors, page 3

We have a history of losses..., page 4

1.           Please quantify the operating losses you have incurred since your inception.

The Company has revised the disclosure to state that since inception through September 30, 2012 the Company has had accumulated losses of $12,581,693.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

Determination of Offering Price, page 14

2.           Please describe the various factors considered in determining the offering price. See Item 505 of Regulation S-K.

The Company has added the requested description to the disclosure.

Description of Business, page 17

Our Business Model, page 17

3.           Please revise to clarify whether your customers are obligated to purchase the Thermal Energy produced by your plants, or whether this is a product for which they have the option of contracting separately from CHP.

The Company has revised the disclosure to clarify that, generally, its customers are contractually bound to use the thermal energy that the Company supplies. The revised disclosure also explains that, of the seven energy services agreements currently in effect to which the Company is a party with its customers in relation to the Company’s seven currently operating energy systems, only one of them does not require the Company’s customer to purchase thermal energy from the Company, nor does it require the Company to supply any thermal energy to that customer. Rather, under that energy services agreement, the Company’s customer is contractually bound to use only the electrical energy that the Company provides.

Our Growth Strategy, page 18

Combined Heat and Power Solutions, page 18

4.           Please disclose whether the following statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation of the basis for such belief. If the statement is based upon a third-party source, please provide copies of the source materials to us, appropriately marked to highlight the sections, and tell us whether you commissioned any of the materials or whether they are widely available to the public.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

•	“While the traditional method of separately producing usable heat and power has a typical combined efficiency of 45%, CHP systems can operate at efficiency levels as high as 80%.” (page 18)
•
“The great majority of electricity generation in the United States does not make use of the waste heat. As a result, the average efficiency of utility generation has remained at roughly 34% since the 1960s. The energy lost in the United States from wasted heat in the power generation sector is greater than the total energy use of Japan.” (page 18)

•	The statements in the last two paragraph of, and the six bullets at the end of, this section.

All of the statements are based on information presented in a report titled “Combined Heat and Power – Effective Energy Solutions for a Sustainable Future” dated December 1, 2008, prepared by Oak Ridge National Laboratory for the U.S. Department of Energy. The Registration Statement has been revised to refer to such report. Accompanying this letter is a complete copy of such report, marked to indicate where the statements appeared therein. The Company did not commission the preparation of the report, and the report is widely available to the public, including on various websites on the Internet.

Office Building CHP Plants, page 19

5.           We note your response to comment 10 in our letter dated December 4, 2012. The terms of the natural gas supply agreement you filed as Exhibit 10.12 appears to meet the criteria of a derivative instrument. We are reissuing the component of our comment pertaining to your assessment of the contract for derivative accounting considerations. Please explain your ASC 815-10-15-83 assessment in greater detail, but do not limit your assessment, to address the following additional questions:

•
You state that the agreement is not readily convertible to cash. As the supply contract is for the purchase of natural gas, we are unclear why the contract does not have the criteria for net settlement. Please explain. Refer to ASC 815-10-15-119 through ASC 815-10-15-124.

•	You state that the quantity and price are fixed. Please explain why these characteristics do not meet the criteria for a notional and underlying. Refer to ASC 815-10-55-7(a).

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

The Company acknowledges that the quantity of gas and price established in the agreement qualify as an underlying and a notional. However, the Company continues to believe that the contract is exempt from the definition of a derivative because it is a normal purchase and sale agreement under ASC 815-10-15-27 through 29. The Company entered into the agreement for the specific purpose of purchasing natural gas expected to be used in the normal course of its business. The quantity purchased was determined based on (and does not exceed) the historic usage of natural gas at the specific location of delivery. The delivery of natural gas commenced immediately upon execution of the agreement and continues on a routine basis. The agreement is terminable by either party upon 60 days notice without penalty. The price adjustments anticipated in the agreement are expected to impact the purchase price in a manner comparable to the outcome that would have been obtained if the parties were to re-price the agreement at the time of delivery. At the time the Company entered into this agreement, the Company considered it to be a normal purchase and sale agreement, and therefore the Company never has treated this agreement as a derivative. Finally, the Company believes that this agreement is not a derivative because it does not include a net settlement provision. For these reasons, the Company believes that derivative accounting is not required or appropriate for this agreement.

Management’s Discussion and Analysis of Financial Condition and Results…, page 25

6.           We note your disclosure that the typical term of your long-term energy sales agreements is 10 to 15 years, and it appears that you acquired such long-term energy sales agreements as part of your acquisition of the energy systems. Please revise to indicate the number of years remaining on the long-term energy sales agreements associated with your seven currently operational energy systems.

The Company has added to its disclosure the requested information in tabular form. Although the identity of each CHP plant referenced therein can be gleaned from other information in the prospectus, the Company does not desire to expressly state the identity of each CHP plant in the table in relation to the anticipated year of expiration of its related energy sales agreement.

Management, page 33

7.           It is unclear how the fact that “Mr. Grainger’s family business has been public for over 50 years and is a member of the S&P 500” is relevant to Mr. Grainger’s experience and qualifications. In this regard, we note that Mr. Grainger’s primary experience appears to have been with Silvertip Adventures, LLC, which does not appear to be the company in question. Please delete this statement, or advise.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

The Company has deleted the statement.

Executive Compensation, page 38

8.           Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

The Company has updated this section to include the required information for its recently completed fiscal year ended December 31, 2012.

Certain Relationships and Related Party Transactions, page 42

9.           Please revise to quantify the consulting fees paid to 808 Investments, LLC during the covered time periods. See Item 404(d) of Regulation S-K.

The Company has revised the disclosure to state the amount of consulting fees paid in each fiscal year.

10.           We note your disclosure that Mr. Carter “assumed certain debt owed by our company to a vendor in the amount of $351,872.”  Please clarify whether this means that you now owe Mr. Carter this debt; if so, please provide all of the information required by Item 404(a) regarding this debt and, if the debt is evidenced in writing, please file the agreement as an exhibit.

The Registration Statement has been revised to reflect that Mr. Carter assumed and agreed to indemnify the Company against such liability. The Company has filed as Exhibit 10.13 the amendment to the Settlement Agreement and Mutual General Release with Mr. Carter pursuant to which he agreed to assume and pay such obligation without recourse to the Company. The Company does not owe, and will not pay, Mr. Carter in the event that he pays the vendor. The debt was not evidenced by an agreement.

11.           We note your response to comment 20 in our letter dated December 4, 2012 as well as the revisions to your disclosure. Please confirm that you have described in this section (i) the “various transactions with 808 Investments, LLC wherein monies were paid out of 808 Investments on behalf of the company or received by 808 Investments, LLC, on behalf of the company,” as described in Note 9 on page F-12 and Note 10 on page F-34, (ii) the related party payable described in Note 9 on page F-12, (iii) the related party loan payable described in Note 10 on page F-13, and (iv) the issuance of 3,995,058 units of Energy 3 as described in Note 10 on page F-34.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

The Company has revised the Registration Statement to disclose all related party transactions, including but not limited to all those described in the notes to the financial statements.

Loans from Affiliates, page 44

12.           We note your response to comment 19 in our letter dated December 4, 2012 as well as the revisions to your disclosure. Specifically, we note that you have revised your disclosure to add loans to the company from Mr. Grainger and members of his family and to remove the loan and fund advancement to the company from Mr. Carter. Please supplementally explain why the loan and fund advancement from Mr. Carter have been removed. Additionally, please revise your disclosure to state the amount of interest paid during the period for each transaction for which disclosure is provided under this subheading. Please see Item 404(a)(5) of Regulation S-K.

The description of the loans from Mr. Carter was inadvertently removed and therefore has been reinserted in the disclosure. The disclosure has been revised to state the amount of interest paid on each loan described under this subheading.

Selling Stockholders, page 50

13.           Please explain how “Lawrence V. Henslee or Patricia J. Henslee” [emphasis added] own the shares listed in the table, or revise.

The Company believes that the word “or” may have been typed onto the stock certificates representing these shares in error. In any event, these shares have been re-certificated as issued to Lawrence V. & Patricia J. Henslee JTWROS. The disclosure in the table has been revised accordingly.

Statement of Operations, pages F-3 and F-21

14.           We note your response to comment 27 in our letter dated December 4, 2012. Please revise to reflect the expenses in connection with the services provided by Mr. Carter and the related amount in additional paid-in-capital and label the revised respective financial statement line items as “restated”, as appropriate, for the reporting periods presented. Refer to SAB Topic 5.T.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

The income statements have been revised to separately reflect the expenses incurred with regard to services provided by Mr. Carter. We have shown, as a separate line item on the income statements, $105,000 paid to Mr. Carter during the first two quarters of fiscal year 2011.

Paid in capital was increased upon issuance of the shares of Series A preferred stock and reduced by the identical amount upon cancellation and therefore had no net effect on the balance sheets.

15.           We note your response to comment 29 in our letter dated December 4, 2012. You disclose on page F-37 that you declared dividends of $ 195,670 on the preferred series B and $436,736 on the common stock during the year ended December 31, 2011, totaling $632,406. This total appears to be erroneously reflected as a reduction from Net Loss to arrive at the Net Loss Attributable to Common Shareholders on page F-21 as it includes both preferred and common stock dividends. Please revise to include only dividends declared and accumulated on preferred stock during the corresponding period.

The financial statements have been adjusted to reflect the preferred share dividends being deducted to arrive at earnings per common share. The notes to the financial statements have also been adjusted accordingly.

Statement of Cash Flows, page F-4

16.           We note your response to comment 33 in our letter dated December 4, 2012. As it appears that you issued equity units for cash, please explain why you consider cash provided to a related party that was ultimately used to settle outstanding obligations a non-cash transaction.

The item was considered a non-cash transaction because the Company settled the obligation by issuing preferred stock which was subsequently cancelled during the same accounting period for no consideration. Because the Company ultimately gave no value, whether in cash or stock, to settle the obligation, the transaction was deemed to be a non-cash transaction.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

Note 2. Summary of Significant Accounting Policies, pages F-5 and F-24

17.           We note your response to comment 34 in our letter dated December 4, 2012. We refer you to your statement that “[e]quipment held for use in maintenance of existing plants, and equipment anticipated to be used to install new plants, plus existing plants that require upgrading and modernization and are not revenue producing are classified as inventory.” In that regard, please tell us whether you have recorded amounts within inventory that you intend to continue to own and install in customer buildings, and that you do not anticipate will be converted to cash in the current operating cycle. If so, please tell us why you continue to believe current presentation of these assets is appropriate.

None of the equipment included in inventory is being held for the purpose of owning or installing such equipment in current operating systems. The Company holds such equipment primarily with a view to sale in connection with the provision of consulting services or its refurbishment and sale to customers. Equipment required for current maintenance of existing systems is acquired as needed and is expensed in the ordinary course of business.

Note 12. Stockholders’ Equity, page F-36

18.           We note your response to comment 41 in our letter dated December 4, 2012. Please tell us and disclose in greater detail the nature of the significant commission and direct expenses paid by you related to the offering of the Series B preferred stock.

The Company paid commissions of $1,090,090 and direct costs for printing, mailing, general overhead and professional fees of $187,227. Note 12 on page F-37 has been revised accordingly.

Signatures, II-6

19.           We note your response to comment 44 in our letter dated December 4, 2012 as well as the revisions to the signature portion of your disclosure. We note, however, that Mr. Carter’s title has been revised to remove the title of principal financial officer. With your next amendment, please revise the disclosure to include Mr. Carter’s title of principal financial officer or the signature of your principal financial officer appropriately labeled. Please refer to the Instructions to Signatures on Form S-1.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 15, 2013

Mr. Carter’s title of principal financial officer of the Company was incorrectly removed and therefore has been reinserted in the signature page.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement. The Company also acknowledges your requirements with respect to a request for acceleration.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 3.

Thank you.

Very truly yours,

/ s / Chistopher A. Wilson

Christopher A. Wilson, Esq.